Filed by HNI Corporation
(Commission File No.: 001-14225)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Kimball International, Inc.
(Commission File No.: 000-03279)

[The following information was provided to employees of HNI Corporation on April 6, 2023]

From: Lorenger, Jeff (HNI Corp) To: Workplace Furnishings and Corporate Subject: Stronger Together Newsletter Date: Thursday, April 6, 2023 2:38:22 PM Attachments: HNI KII Stronger Together Newsletter.pdf A Message to Members, It has been a month since we announced HNI’s milestone agreement to acquire Kimball International. Over that time, it has been incredible to witness the excitement, enthusiasm, and engagement from all our stakeholders, especially from you, our members. The countless conversations I have had about the transaction have reinforced why we see such tremendous potential joining our two great companies and why we will truly be stronger together as a combined organization. We are confident that this transaction will be a significant catalyst for HNI, not only for business growth but also for members’ professional growth. As a combined company, we will be able to deliver more value to customers and dealers through a broader product offering better positioned to benefit from post-pandemic trends. Attached to this note is the first edition of our Stronger Together newsletter which we hope you find helpful in learning more about how we plan to combine HNI and Kimball International. We will distribute new editions over the next several months until we complete the transaction. Thank you for your continued commitment to serving our customers and showing up for each other and our communities. Looking ahead, the best way you can continue to help is by remaining focused on your day-to-day responsibilities and business objectives. Best, Jeff Jeffrey D. Lorenger Chairman, President & Chief Executive Officer | HNI Corporation 600 East Second Street, Muscatine, IA 52761 Phone 563-272-7147 | Cell 563-299-7147 lorengerj@hnicorp.com

APRIL 2023 HNI AND KIMBALL INTERNATIONAL TEAMS It has been a busy and exciting time since we announced the transaction between HNI and Kimball International (KII) on March 8th. With the Spring Break vacation behind us, we wanted to introduce you to the first edition of the Stronger Together newsletter – your ‘go-to’ resource for better understanding the values and cultures of our companies, learning more about our leaders, and staying informed on the integration process. FEEDBACK FROM STAKEHOLDERSON We’ve been incredibly impressed by the energy and enthusiasm everyone across our organizations has demonstrated over the past month. Both HNI and KII continue to bring their best to member meetings and town halls, and in customer and dealer outreach efforts. During these discussions, the feedback from our stakeholders has been very positive. They recognize how the combined company will be stronger together, highlighted by an even more comprehensive product offering with tailored go-to-market strategies and enhanced manufacturing capabilities. KEY HIGHLIGHTS HNI CEO Jeff Lorenger’s Visit to Kimball International On March 16th, Jeff Lorenger traveled to Jasper, Indiana to visit KII’s HQ and held a town hall meeting. Jeff addressed several key points during his remarks including: • The KII brand has significant value and recognition with customers and will remain intact following closing. • Jasper will remain an ongoing location and a key hub for KII’s operations. • Kourtney Smith (Chief Operating Officer, Workplace & Health), Michael Roch (Chief Customer Officer, Workplace & Health), and Greg Meunier (Executive Vice President, Global Operations) will report directly to Jeff once the transaction is completed. • Jeff also had a very productive meeting with community leaders to discuss the benefits of the transaction for employees, the community, and KII. Integration Planning The long-term success of HNI and KII as a combined company is paramount, and we are taking our time to ensure a thoughtful, seamless integration process. We are in the very early stages of planning for how we will integrate our two companies to deliver on our vision for the future. The team will be made up of leaders from both HNI and KII to ensure we are best leveraging the strengths of each organization. In future newsletters, we will share updates about the integration progress as well as additional information about HNI and KII.

NEXT STEPS This is an exciting time for our two companies. The most important thing we can all do is stay focused on our day-to-day responsibilities. We ask for your support in achieving ongoing business objectives and continuing to meet commitments to customers, dealers, and to each other. Let’s all work together to build on the unique strengths of our organizations so that as we become one team – we will collectively be stronger together. We encourage you to continue to reach out to your manager or Member and Community Relations (MCR)/HR representative with any questions as we move forward. In response to some of the most frequently asked questions we have received, below is an updated list of FAQs. FAQS 01: Will the name of the combined company be HNI Corporation? What will happen to the KII name? • Once the transaction is completed in mid-2023, the combined company will operate under the HNI Corporation name. • The KII brand will remain intact and continue to operate under the same name. The KII brand has significant value in the marketplace, and we want to continue its storied legacy. 02: Why does combining HNI and KII make sense? • We are joining two great companies with strong brand positions, similar cultures and values, and complementary product portfolios. • Together, we will be able to deliver more value to customers and dealers through a broader, more comprehensive product offering, tailored go-to-market strategies utilizing the strong brand positions at both HNI and KII, and enhanced manufacturing capabilities. 03: How do you see the culture fit between HNI and KII? • Our companies fit very well together. We share similar cultures and values, strong brand recognition, as well as a long-standing commitment to dealers, sales reps, and customers. 04: When can we begin speaking with our counterparts at HNI or KII? • Until the transaction closes, it is important to remember that both companies continue to operate independently. Therefore, please do not contact your counterpart to discuss anything related to the transaction or conducting business. • On both sides, there are strict restrictions and regulations in place between now and close, with only a small team permitted to work on advance planning.

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward- looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward- looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of Kimball seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2022 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 1, 2022, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.